Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

Via EDGAR

November 22, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Las Vegas Sands Corp.—Amendment No. 2
Registration Statement on Form S-1 (File No. 333-118827)

Ladies and Gentlemen:

        On behalf of Las Vegas Sands Corp., a Nevada corporation (the "Company"), we submit in electronic form for filing the accompanying Amendment No. 2 to the Registration Statement on Form S-1 ("Amendment No. 2") of the Company, together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (the "Commission") on October 22, 2004.

        Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the "Staff") in a letter from Elaine Wolff, dated November 9, 2004 (the "Comment Letter"). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein (the "Prospectus"), as applicable.

        Concurrently with this letter, the Company is submitting to the Office of the Secretary of the Commission a request for confidential treatment of certain portions of its subconcession agreement pursuant to which its subsidiary operates gaming activities in Macau and which is filed as exhibit 10.65 of Amendment No. 2. Please let us know if you need a copy of this request.

        The Company's responses to the Staff's comments are as follows:

General

1.
We have reviewed your response to prior comment number 1 and your analysis of the Commission's 5-factor test for integration. We note your argument that the purpose of the exchange is to create a holding company for Las Vegas Sands Opco and that the purpose of the pubic offering is to raise capital. However, please note that if the purpose of a pre-IPO reorganization is to facilitate the IPO itself, then the two offerings would not be considered to be undertaken for different purposes, although they may have different results. Further, we note your statement that "the Company understands that the Staff has confirmed in other instances that reorganization transactions will not be integrated with the initial pubic offering which they were undertaken to facilitate when the reorganization transactions themselves complied with an exemption from registration under the Securities Act." The Staff has indeed taken this position when, for example, a registrant has relied upon the exemption pursuant to Section 4(2) and Rule 152 because the private placement was completed prior to filing the registration statement and the shareholders involved in the pre-organization exchange were irrevocably bound to exchange their shares. We note that in this case no agreements have been executed regarding the exchange, the exchange ratio has not yet been determined and "the exchange ratio will be determined based on the initial public offering valuation of the Company and discussions between the Company and the underwriters." Accordingly, we are unable to agree with your analysis that the offerings should not be integrated.

Response to Comment 1

        In response to the Staff's comment, we are providing the following additional information. The conversion of shares of Las Vegas Sands Opco into shares of common stock of the Company in the holding company merger should not be integrated with the Company's IPO based on the five-factor test for integration set forth in SEC Release No. 33-4552 (November 6, 1962). The five factors discussed in the Release are (i) whether the different offerings are part of a single plan of financing, (ii) whether the offerings are made for the same general purpose, (iii) whether the same type of consideration is to be received, (iv) whether the offerings involve issuance of the same class of security and (v) whether the offerings are made at or about the same time. The Staff has not provided any definitive guidance as to what weight to give any of the factors. Instead, the determination must be based on the facts and circumstances of each particular case and the existence of one or more of the factors may be determinative.

        In applying the five factor test to this situation, we believe that the single plan of financing and the same general purposes are the most important factors to be considered. Since 1999, Las Vegas Sands Opco has considered on a number of occasions whether to form a parent holding company. A holding company offers a number of significant advantages. A parent holding company would be able to finance its operations separately from Las Vegas Sands Opco. For instance, a holding company would be able to issue debt securities or have a separate credit facility and not be subject to the restrictive covenants of the debt instruments of Las Vegas Sands Opco. In addition, the holding company would be able to make investments in foreign subsidiaries, such as those in Macau and the United Kingdom, without having to comply with the investment limitations contained in the debt instruments of Las Vegas Sands Opco and those foreign subsidiaries would be able to dividend or otherwise distribute funds to the parent company more freely without the limitations on dividends contained in those debt instruments. Finally, a holding company would be able to manage liabilities better by separating its foreign investments from the operations of the Venetian Casino Resort and the Palazzo Casino Resort. Other companies in the gaming industry have formed parent holding companies for similar reasons. For example, our competitor, Wynn Resorts, Ltd. formed a holding company, as indicated on page 16 of the prospectus for Wynn Resorts, Ltd.'s IPO, which was filed with the Commission on October 29, 2002 (File No. 333-90600).

        Although a parent holding company has been seriously considered for a number of years and well before the IPO was contemplated, Las Vegas Sands Opco did not proceed with forming a parent holding company prior to this time because the creation of a holding company structure requires approval of two separate Nevada gaming authorities (i.e., the Nevada Gaming Control Board and the Nevada Gaming Commission) which usually requires significant time and expense. Also, prior to the acquisition of Interface Holding (which owns the Sands Expo Center), the practical benefits of a holding company structure were less because Las Vegas Sands Opco, which owns the Venetian Casino Resort through a subsidiary, and Interface Holding, which owns the Sands Expo Center through a subsidiary, were in separate ownership chains and the benefits of a holding company would be best realized if the Venetian Casino Resort and the Sands Expo Center were in the same chain of ownership underneath a common holding company. Placing Interface Holding into the same ownership chain as the Venetian Casino Resort would have been difficult prior to July 2004 because of restrictions in Las Vegas Sands Opco's and Interface Holding's then existing debt documents. In July 2004, the bank agents under the then pending $1.01 billion senior secured credit facility of Las Vegas Sands Opco suggested Las Vegas Sands Opco form a parent holding company. The agents pointed out that following the completion of the new bank credit agreement and the acquisition of Interface Holding (which was specifically permitted under the new bank credit agreement), a new holding company owning the capital stock of Las Vegas Sands Opco would be able to access the debt markets on attractive terms without any credit support from Las Vegas Sands Opco. Thus, it was the confluence of events—the refinancing of Las Vegas Sands Opco's debt and the acquisition of Interface Holding that made Las Vegas Sands Opco contemplate a holding company merger in August 2004.

        In the summer of 2004, Las Vegas Sands Opco began separately to contemplate an initial public offering. In the course of this planning, gaming counsel informed Las Vegas Sands Opco that the initial public offering would require approval of the Nevada gaming authorities. The nature and the substance of the filing required for the Nevada gaming authorities' approval for the IPO was similar and in many ways overlapped the nature and substance of the filing required for the Nevada gaming authorities' approval for the holding company. As a result, it was decided that it would be cost effective to seek gaming approval to do the holding company merger at the same time as seeking approval for the initial public offering. As a result, Las Vegas Sands Opco was able to seek approvals for both the holding company merger and the initial public offering in the same filing, which saved significant expense and management time. A joint filing saved management time and expense because the joint filing required only one hearing before each of the requisite authorities rather than two sets of hearings. Furthermore, it was determined that it would be even more costly and time consuming to delay the holding company formation until after the initial public offering because of the additional requirement of obtaining shareholder approval. Unlike Delaware law, Nevada law (the jurisdiction of formation of Las Vegas Sands Opco) does not permit the creation of a holding company without shareholder approval which would entail the time and expense of a special shareholders' meeting.

        The formation of a holding company was not to facilitate the initial public offering. In fact, completing the holding company structure at the same time complicated the public offering process. By adding the holding company merger to the Nevada filing for the initial public offering, Las Vegas Sands Opco increased the complexity of the filings with the Nevada gaming regulators and the time and effort required by it to prepare the filing as compared to that for the approval of only an initial public offering. It should be noted that Las Vegas Sands Opco's debt instruments permit Las Vegas Sands Opco to make an initial public offering itself without forming a holding company. However, Las Vegas Sands Opco came to the conclusion that the benefits of the holding company structure outweighed the additional complexity. Accordingly, Sheldon Adelson, the principal stockholder, committed to Las Vegas Sands Opco to consummate a holding company merger in August 2004.

        Therefore, the two transactions are not part of a single plan of financing and do not have the same general purpose. The purpose of the IPO is to raise capital for the Company as described in the Prospectus. In contrast, as described above, the holding company merger will provide operational and financial flexibility to the Company and its subsidiaries. In fact, the holding company merger will facilitate future debt transactions and not the initial public offering. In addition, the type of consideration to be received by the Company for the securities to be issued in the holding company merger (shares of Las Vegas Sands Opco) is not the same as the type of consideration to be received by the Company for the securities to be issued in the IPO (cash).

        The holding company merger will occur at approximately the same time as the IPO and both offerings involve the issuance of the same securities, common stock. However, in a number of no-actions, the Staff has found no integration of concurrent offerings where there was no single plan of financing and the offerings were for different purposes even though the offerings were concurrent and involved the issuance of the same securities. For example, in Farm Family Mutual Insurance Co., SEC No-Action Letter, WSB File No. 040896003 (Apr. 2, 1996), the Staff determined that the exchange of mutual company interests for common stock of a holding company to be formed upon the conversion of the mutual company to a stock company wholly-owned by the holding company (the "Farm Family Demutualization") need not be integrated with a concurrent registered public offering of the holding company's common stock (the "Farm Family Public Offering"). The offerings were not a part of a single plan of financing because the Farm Family Demutualization was not a financing transaction while the Farm Family Public Offering was being conducted to raise capital. The offerings were not being conducted for the same general purpose because the purpose of the Farm Family Demutualization was to effect the conversion of a mutual company to a stock company and the purpose of the Farm Family Public Offering was to raise new capital largely for general corporate purposes. The consideration to be received in the Farm Family Demutualization by the holding company was common stock of the former mutual company while the consideration to be received in the Farm Family Public Offering was cash. The Staff determined that the offerings need not be integrated despite their involving the issuance of the same class of securities and concurrent timing, noting in particular that the offerings were for different purposes and involved different consideration. We believe the facts in the Farm Family Mutual Insurance Co. no-action letter are substantially similar to the facts in this case.(1)

(1)
See also Pacific Physician Services, Inc., SEC No-Action Letter, WSB File No. 082685007 (Aug. 25, 1985) where the Staff found that an offering of stock options to motivate key employees and a subsequent offering to raise capital should not be integrated. The basis for the determination was the different purposes of the offerings and the lack of a single plan of financing.

        We wish to stress again that the holding company merger will not change the economic ownership of the Las Vegas Sands Opco stockholders. Specifically, in the holding company merger, each stockholder of Las Vegas Sands Opco will retain the same percentage interest in the Company as it owned in Las Vegas Sands Opco prior to the merger and the only consolidated assets and liabilities of the Company will be those that existed in Las Vegas Sands Opco prior to the merger. Although the final exchange ratio was not determined until recently, the exchange ratio was based on the IPO valuation and calculating it was a mechanical process not involving any investment decision. This is equivalent to having a one-for-one share exchange ratio in the merger followed by a stock split prior to the IPO.

        Finally, the Company has advised us that it intends to complete the holding company merger for all the reasons described above even if the IPO does not go forward.

        Based upon the foregoing, it is our opinion that the holding company merger and the IPO should not be integrated. The underwriters' counsel, Latham & Watkins LLP, concurs with our analysis and opinion. In order to avoid confusion, the Company has revised the Prospectus on pages 5 and 142 to clarify the reasons for the holding company merger.

2.
We have reviewed your supporting materials in response to our prior comment number 4 and have the following additional comments:

•
The list of properties to which you provide comparisons in support of your statement in the third paragraph on page 1 that the Venetian is "one of the most successful properties on the Las Vegas Boulevard" and the second paragraph on page 79 that the Venetian is "one of the most productive properties on the Strip" appears to be an internally generated list. Please provide additional third-party supporting materials tending to show that the properties you selected are the only properties or the most successful properties on the Las Vegas Boulevard. Further, if you include third-party support for the statement regarding your being one of the most successful properties, please revise to explain the measure by which you are defining success. Do you mean in terms of occupancy, revenues etc..?

•
Your supporting materials for the statement in the third paragraph on page 1 that The Grand Canal Shoppes is "one of the highest grossing malls . . . in the United States" merely state that The Grand Canal Shoppes' per square foot revenue is easily above the national average, but does not state that it is one of the highest. Please provide additional supporting materials for this statement or revise it to more accurately reflect the support you have provided.

•
Refer to your disclosure in the final full paragraph on page 31 that your Macau operations currently compete with 14 smaller casinos. We note that your supporting materials do not state that the other casinos are smaller. Please revise or advise.

  •
  We have reviewed your supporting materials for the disclosure in the first paragraph on page 32 that Galaxy is obligated to invest 4.4 billion patacas in development projects in Macau. The materials appear to indicate that in fact Galaxy must invest 8.8 billion patacas. Please revise or advise.

  •
  Please supply a copy of the 2003 Tradeshow Week 200 list in support of your disclosure in the second full paragraph on page 90 that the Sands Expo had 15 events on the 2003 Tradeshow Week 200 list.

Response to Comment 2

        The Company has supplementally provided the Staff under separate cover letter with copies of additional supporting materials with respect to the statements set forth in Amendment No. 2 identified by the staff in the first and third bullet points. The Company has also revised the disclosure as requested in the first bullet point. See pages 1 and 83 of the Prospectus. The Company has removed the disclosure to address the Staff's comments in the second bullet point. The Company respectfully requests that all information provided separately to the Staff as described in this letter be treated as supplemental information under Rule 418 under the Securities Act, and be returned by the Staff upon completion of its review.

        In reference to the fourth bullet point above, the Company confirms that Galaxy Casino Company Limited is obligated to invest 8.8 billion patacas in development projects in Macau under its concession agreement with the government of Macau. However, pursuant to the Company's subconcession agreement with Galaxy Casino Company Limited, the Company has agreed to invest at least 4.4 billion patacas of those 8.8 billion patacas in development projects in Macau. The subconcession agreement provides in Chapter 1, Article 1, Paragraph 2 that Galaxy Casino Company Limited is exempted from its liabilities under its concession to the extent those obligations are assumed by the Company under the subconcession. Therefore, Galaxy Casino Company Limited has a remaining investment obligation of 4.4 billion patacas only. Copies of the relevant provisions of the subconcession agreement were included under Tab 2R of the binder of supplemental information and back-up materials (the "Supplemental Information Binder") provided to the Staff on October 22, 2004 in connection with Amendment No. 1 to the Registration Statement.

        In reference to the fifth bullet point above, the Company has previously provided the Staff, under Tab 2C of the Supplemental Information Binder, with a copy of the Tradeshow Week 200 list of the 200 largest tradeshows of 2003 by net square footage of paid exhibit space. The Company has clarified the disclosure in the Prospectus to state that the 2003 Tradeshow Week 200 list is based on net square footage of paid exhibit space. See page 94 of the Prospectus.

Prospectus Summary, pages 1-8

3.
We note that you use the term "we" to describe your predecessor's business operations. Please revise here, and throughout the prospectus, to clarify the distinction between your predecessor and you. The prospectus should reflect your current organization. For example only, we note your statement on page 5 that "[t]he value of these assets was excluded in determining the value of the consideration we paid to Mr. Adelson in the Interface transactions." The use of the term "we" in this context, blurs the fact that the distribution was made by your predecessor in July prior to its acquisition of Interface. Please revise the first paragraph on page 1 to disclose that you are not yet organized and that you plan to acquire your predecessor prior to closing the offering. In this connection, we note your response to comment 18 and reissue the comment. Please revise to move the first two sentences of the first paragraph and the second paragraph under the section entitled "Corporate and Ownership Structure" to appear in the forepart of the summary.

Response to Comment 3

        As requested, the Company has revised page 1 of the Prospectus. In addition, the Company has revised the summary and the disclosure elsewhere in the Prospectus as requested where it believes clarification between Las Vegas Sands Opco and Las Vegas Sands Corp. would be helpful for an investor.

4.
We note that in response to our prior comment 12, which asked you to describe the pre-formation transactions and to disclose all benefits to affiliates, you have included a section entitled "Reorganization Transactions." Please revise to include a separate section entitled "benefits to affiliates" that quantifies benefits to each affiliate. In this connection, please include disclosure regarding the fact that you intend to assign the interest in the administrative services agreement to a company controlled by Mr. Adelson.

Response to Comment 4

        The Company has revised the summary to include a section entitled "Benefits to Affiliates" as requested. See page 7 of the Prospectus. Prior to the Interface acquisition, Interface Holding and Interface Group-Nevada provided or arranged certain services for Las Vegas Sands Opco and its subsidiaries under the administrative services agreement. The services were provided by certain other entities controlled by Mr. Adelson. After Interface Holding and Interface Group-Nevada were acquired by Las Vegas Sands Opco and became subsidiaries of Las Vegas Sand Opco, it was determined that the agreement should be assigned to another company controlled by Mr. Adelson so that the Las Vegas Sands entities would have a direct claim against the entity providing the services rather than against a subsidiary of Las Vegas Sands Opco. The assignment will not change any of the terms of the administrative services agreement or what services are being provided. Therefore, the assignment will not result in any additional benefits to Mr. Adelson and the companies he controls.

5.
We have reviewed your response to our prior comment number 13 that you do not believe it is appropriate to disclose the value of Las Vegas Sands Opco based on the midpoint of the range for the common stock to be issued in the IPO because of the uncertainties and liquidity discounts that should apply to the Las Vegas Sands Opco stock as a result of the fact that (1) neither you nor Las Vegas Sands are public companies, (2) financing for your proposed construction projects has not been completed, and (3) the risks associated with these construction projects. These discounts may have been taken into account in determining the value of Las Vegas Sands Opco and you may wish to disclose such factors that were considered, however, the value of the consideration being paid for such acquisition should be disclosed based on the value of the midpoint of the range since at the time of acquisition your shares will have been sold to the public.

Response to Comment 5

        The Company has revised the summary as requested. See pages 5 and 7 of the Prospectus.

6.
We have reviewed your response to our prior comment number 14. Please revise to disclose as you have on page 20 that the Interface transactions were reorganization transactions that you consummated in anticipation of this offering. Please disclose, in the third paragraph on page 5, whether the non-employee director referenced in the fifth sentence was also an independent director. To facilitate a clearer understanding of the valuation factors considered, please revise to present the valuation considerations for the Interface from the valuation considerations for Las Vegas Sands Opco. In addition, please expand your disclosure in the bullet points on the bottom of page 5 as follows:

•
First bullet point—provide the dollar value of the Sands Expo Center as determined by the independent appraisal.

•
Third bullet point—disclose the dollar value of the aggregate liquidation preference of the preferred interest in Venetian Casino Resort, LLC, and discuss how you determined that dollar value.

•
Fifth bullet point—disclose the factors considered.

  Finally, since these transactions were consummated in anticipation of this offering, please disclose the difference between the aggregate value of the consideration that Mr. Adelson received in connection with the Interface transaction, based upon the valuation assigned by you to Opco's stock at the time of the transaction in July, and the value that such stock will have at the time of the offering, based upon the midpoint of the range of your proposed offering price. Please make similar revisions to your disclosure on page 137.

Response to Comment 6

        The Company has revised the summary as requested. See pages 6 and 7 of the Prospectus. Also, the Interface transactions were not consummated in anticipation of this offering. Rather, these transactions were entered into in anticipation of entering into financing arrangements for the Palazzo Casino Resort. Accordingly, the Company has corrected the disclosure on pages 6, 22, 23 and 142 of the Prospectus.

Business Strategy and Competitive Strengths, pages 3-4

7.
We note your response to our prior comment number 27. We reissue our request that the competitive risks you face be set out under a separately captioned heading immediately following the discussion of your competitive strengths.

Response to Comment 7

        The competitive risks faced by the Company have been set out under a separately captioned heading immediately following the discussion of competitive strengths as requested. See page 5 of the Prospectus.

Sale of The Grand Canal Shoppes and Lease of Restaurant and Retail Assets, pages 6-7

8.
We note your response to our prior comment number 17. Please identify the executives that received incentive payments in the final carry-over paragraph at the bottom of page 6 and revise to clarify the nature of the incentive payments.

Response to Comment 8

        The Company has revised the disclosure as requested. See page 8 of the Prospectus.

Summary Historical Pro Forma Financial and Other Data, pages 10—13

9.
Refer to footnote (7) on page 13. Please disclose the average number of rooms that are off-the-market and out-of-order at any given time.

Response to Comment 9

        The Company has revised the disclosure as requested. See pages 15 and 49 of the Prospectus.

10.
We have reviewed your new disclosure in response to our prior comment number 25. Please clarify, in your explanation of table drop in footnote (11) on page 13, footnote (9) on page 47 and in the third paragraph on page 59, if true, that "markers paid at the table" represents customer wins that you pay, rather than amounts paid to you by customers.

Response to Comment 10

        The Company has revised the disclosure as requested. See pages 15, 49 and 62 of the Prospectus.

11.
In footnote (13) to the Summary Historical Financial and Operating Data, please clarify if "win" represents the gross amount of money deposited into the slot machine or if "win" represents a net amount of money deposited and paid out to players. Reference is also made to footnote (11) on page 47.

Response to Comment 11

        The Company has revised the disclosure as requested. See pages 15 and 49 of the Prospectus.

Risk Factors, pages 14—36

Risks Related to our Business, pages 14—20

The terms of our debt instruments may restrict our current and future operations, particularly our ability to finance additional growth, respond to changes or take some actions, page 17

12.
We have reviewed your response to our prior comment number 40. Please quantify the limitations in the first and second bullets under this risk factor heading by referring to the most restrictive provisions found in your debt instruments.

Response to Comment 12

        The Company has revised the disclosure as requested. See pages 19 and 20 of the Prospectus.

An unaffiliated party may not have paid the same consideration that we paid in the Interface transaction, page 20

13.
Please revise the risk factor heading and the text to disclose that the consequence of the risk that an unaffiliated party may not have paid the same consideration you paid is that you may have paid more than the fair market value.

Response to Comment 13

        The Company has revised the disclosure as requested. See pages 22 and 23 of the Prospectus.

Risks Associated with our Las Vegas Operations, pages 20—27

The loss of our gaming license or our failure to comply with the extensive regulations that govern our operations could have an adverse effect on our financial condition, results of operations or cash flows, pages 21—22

14.
We have reviewed your new disclosure in response to our prior comment number 44. Please revise your section related to regulation and licensing, beginning on page 103, to explain in detail the various violations described under this risk factor, including more detailed explanations of inadequate procedures governing promotional disbursements, inadequate procedures governing voiding of credit instruments and inadequate training and reporting of a cash payment at a branch office.

Response to Comment 14

        The Company has revised the disclosure as requested. See page 112 of the Prospectus.

15.
Please delete the final sentence of the second full paragraph on page 22 as it tends to mitigate the risk presented.

Response to Comment 15

        The Company has revised the disclosure as requested. See page 25 of the Prospectus.

We extend credit to a large portion of our customers, and we may not be able to collect gaming receivables from our credit players, page 27

16.
We have reviewed your response to our prior comment number 27. Since you have not disclosed the percentage of your business that is represented by credit customers, it is difficult to determine whether the 1.5% default rate you disclose is significant. Please revise or advise. In addition, please disclose whether the 1.5% relates to the total dollar amount of credit extended or the total number of people to whom credit is extended.

Response to Comment 16

        The Company has revised the disclosure as requested. See page 30 of the Prospectus.

Use of Proceeds, page 39

17.
We have reviewed your response to our prior comment number 54 and reissue the comment. We note from your response that you have not yet finalized the budget and the financing structure for the construction of the Macao Resort or its developments in the United Kingdom and will not be in a position to do so until after the consummation of the offering. All that is required is an estimate of the proceeds to be used for each purpose that you have identified.

Response to Comment 17

        The disclosure has been revised to explain that the Company is unable to estimate the amounts to be spent on these projects because (i) the Company has not finalized its financing options for the construction of the Macao Venetian Casino Resort and the budget and financing options for its developments in the United Kingdom and (ii) the Company's expansion into the United Kingdom is subject to changes in the United Kingdom's gaming laws that have not been enacted yet. Accordingly, the Company is unable to determine whether it will spend any of the offering proceeds on these projects or if it does so, in what amount. The Company has also revised the disclosure to state that the Company's management will have broad discretion as to the application of the proceeds. See page 42 of the Prospectus.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 48

18.
We note on page 6 that you intend to make a tax distribution to all of Las Vegas Sands Opco's stockholders immediately prior to the conversion to a C corporation. Please advise us why this proposed distribution has been excluded from the pro forma adjustments or revise as necessary.

Response to Comment 18

        The Company has revised the unaudited pro forma financial statements to give effect to the tax distribution. See page 50 of the Prospectus.

19.
Please supplementally advise us why the pro forma per share data does not give effect to the holding company merger that will occur prior to the consummation of this offering.

Response to Comment 19

        The Company has revised the unaudited pro forma financial statements to give effect to the holding company merger. See page 50 of the Prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 54—79

20.
We note your response to our prior comment number 61. Please provide further explanation for the $8.0 million increase in convention and trade show revenues, as described in the last full paragraph on page 61.

Response to Comment 20

        The Company has revised the disclosure as requested. See page 64 of the Prospectus.

Key operating revenue measurements, page 59

21.
You disclose average table win and slot machine win percentages, but it is unclear what these percentages are based upon. Please clarify your disclosure.

Response to Comment 21

        The Company has revised the disclosure as requested. See page 62 of the Prospectus.

Operating Results, pages 59—70

22.
We have reviewed your response to our prior comment number 64. Please revise the seventh sentence in the final carry-over paragraph on the bottom of page 59 to clarify the measure to which the cited statistical average percentages relate.

Response to Comment 22

        The Company has revised the disclosure as requested. See page 62 of the Prospectus.

Quantitative and Qualitative Disclosures about Market Risk, page 79

23.
We note that you have added disclosure of the fair value of your interest rate caps in place as of December 31, 2003. Please supplementally advise us if you utilize any interest rate swaps, futures, options or similar arrangements referred to on page F-14, and if so, why you have not included them in the tabular disclosure.

Response to Comment 23

        The Company uses an interest cap agreement. The tabular disclosure has been revised to reflect the fair value of the interest cap agreement. See page 82 of the Prospectus.

Business, pages 80—117

Overview, pages 80—82

24.
We have reviewed your response to our prior comment number 80 but we do not find any disclosure on page 82 that indicates whether the development projects described will provide sufficient expenditures on your part to satisfy your obligation to the Macau government under your subconcession. We reissue our prior comment number 80.

Response to Comment 24

        The Company has revised the disclosure as requested. See page 85 of the Prospectus.

Certain Relationships and Related Party Transactions, page 137

25.
We note that in response to prior comment 100 you have included disclosure regarding the $27 million equity contribution to Interface Group-Nevada, Inc. Please revise to disclose the business purpose for such contribution and the use of the contributed funds.

Response to Comment 25

        The Company has revised the disclosure as requested. See page 143 of the Prospectus.

26.
Please revise to disclose the business purpose for your assignment of the interest in the administrative services agreement to a company controlled by Mr. Adelson and the consideration therefore.

Response to Comment 26

        The Company has revised the disclosure as requested. See page 145 of the Prospectus.

Report of Independent Registered Public Accounting Firm, page F-2

27.
We note that the audit report is dated January 30, 2004, except for Note 14—Segment Information and the acquisition of Interface Holding Company for which the report is dated August 16, 2004 and October 5, 2004, respectively. We also note that information contained in Note 15—Subsequent Events occurred after the date of the audit report. If Note 15 has been audited, revise the audit report date accordingly. If not, revise to state that the note is unaudited.

Response to Comment 27

        The Company has revised the disclosure to indicate that Note 15 is unaudited. See pages F-38—F-40 of the Prospectus.

Las Vegas Sands, Inc. Notes to Financial Statements

Note 14—Segment Information, page F-37

28.
With the addition of the Sands Expo Center as an operating segment, it appears that segments are evaluated based on other characteristics in addition to geographic market segments. Please revise the description as necessary.

Response to Comment 28

        The Company has revised the disclosure as requested. See pages F-37, F-74 and F-75 of the Prospectus.

Note 15—Subsequent Events

Stock Option Issuances, page F-39

29.
We note that you obtained an independent appraisal of the fair value of your common stock as of May 31, 2004, then subsequently re-valued the common stock internally in conjunction with option grants in July 2004. Please revise the Notes to Financial Statements and MD&A to include the disclosures recommended by the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Also, supplementally provide us with a detailed explanation of the significant factors, assumptions (including discount rates) and methodologies used in determining the $1,500 fair value of the underlying common stock.

Response to Comment 29

        In connection with the preparation of its condensed consolidated financial statements for the three and nine month periods ended September 30, 2004, Las Vegas Sands Opco has used the mid-point of the preliminary estimated range of the proposed IPO valuation of Las Vegas Sands Corp. ($5,791 per share) as its estimate of the fair value of the Las Vegas Sands Opco common stock. Accordingly, the financial statements included in the quarterly report on Form 10-Q of Las Vegas Sands Opco for the quarter ended September 30, 2004 (filed on November 15, 2004) reflect $49.2 million of compensation expense (based upon the intrinsic value per share for the 11,474 options issued during the quarter ended September 30, 2004 of $4,291 per share). Given the proximity of the grant dates of the 11,474 options to the proposed IPO date, the Company believes that the evidence of value as indicated by the mid-point of the preliminary estimated range of the proposed IPO valuation was the best estimate of the fair value of the common stock underlying the options at the dates of grant. For purposes of preparing Amendment No. 2, the preliminary estimate of the mid-point of the range of valuation of Las Vegas Sands Corp. has been revised downward from $5,791 per share to $5,587 per share based upon information included in Amendment No. 2. The Company has included in the notes to the financial statements and MD&A disclosure included in Amendment No. 2 the disclosures recommended by the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation with respect to the July 2004 stock option grants. See pages 66 and F-58 of the Prospectus.

Tax Opinion

30.
We have reviewed the opinion of Paul, Weiss, Rifkind, Wharton & Garrison, LLP. It is unclear what portions of the taxation section in the registration statement constitute counsel's opinion, since the opinion merely states that the taxation section constitutes counsel's opinion "insofar as such discussion relates to statements of United States federal taxation or legal conclusions." In order to use a short-form tax opinion, the opinion of counsel must be clearly set forth in the taxation section, and the text of the taxation section must specifically highlight the provisions and conclusions that constitute counsel's opinion. Currently, that section does not clearly delineate which portions of the section are the opinion of counsel. Please revise to provide a long-form tax opinion or revise the section on taxation to clearly highlight what portions constitute counsel's opinion.

Response to Comment 30

        The opinion has been revised to state without qualification that the discussion set forth under the caption "Material U.S. Federal Tax Considerations for Non-U.S. Holders" in the Prospectus constitutes the opinion of counsel. The revised opinion has been filed as Exhibit 8.1 to Amendment No. 2.

Legal Opinion

31.
We note the qualification in paragraph no. 1 of the draft opinion of Lionel Sawyer & Collins that "upon due adoption by the Pricing Committee of the Company's Board of Directors of a resolution approving the final terms of the Underwriting Agreement (including without limitation the price per share and the number of shares to be sold thereunder)." Please revise to delete this limitation. In this connection we note that you state that the shares will have been duly authorized.... "as contemplated by the Registration Statement and the approved Underwriting Agreement."

Response to Comment 31

        The opinion has been revised as requested and filed as Exhibit 5.1 to Amendment No. 2.

32.
We have reviewed the draft opinion of Lionel Sawyer & Collins. Please file a revised opinion of counsel that removes the first sentence of the final paragraph limiting the opinion to Chapter 78 of the Nevada Revised Statutes. Alternatively, you may provide a revised opinion that expands the opinion to include reported judicial decisions and applicable provisions of the Nevada Constitution.

Response to Comment 32

        The opinion has been revised as requested and filed as Exhibit 5.1 to Amendment No. 2.

33.
We note the limitation on reliance in the last paragraph of the draft opinion of Lionel Sawyer & Collins that the opinion "may not be relied upon for any other purpose without the written consent of this firm." Please revise to eliminate this limitation since investors should be able to rely upon the opinion for secondary sales.

Response to Comment 33

        The opinion has been revised as requested and filed as Exhibit 5.1 to Amendment No. 2.

Response to Previous Comment 2

        The Staff previously made the following comment regarding the Company's Registration Statement on Form S-1 initially filed with the Commission on September 3, 2004.

2.
We note your disclosure on page 164 that you anticipate that you will undertake a directed share program. Please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when you and the underwriters have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? In addition, if any of the recipients of the shares or their associates, employees or affiliates are broker-dealers registered with the NASD, please tell us how you will comply with the NASD's rules relating to "hot" IPOs, if applicable. Please also supplementally provide us with copies of all materials to be used in connection with the directed share program.

        When Amendment No. 1 to the Registration Statement on Form S-1 was filed, the Company was still in the process of selecting the manager of its directed share program. The manager has now been selected and the Company's response is set forth below.

        Citigroup Global Markets Inc. will be administering the directed share program. The Company has supplementally provided the Staff under separate cover letter with copies of the drafts of Citigroup Global Markets Inc.'s form of directed share program materials. These materials (other than the Conflict Clearance letter) have previously been reviewed by Kristina S. Wyatt of the Staff.

        Please note that senior executives of the Company are preparing a list of persons, whom the Company would like to invite to participate in a directed share program.

        Representatives of the Company and the underwriters have agreed to reserve for the directed share program approximately 6.4% (without giving effect to the exercise of the over-allotment option) of the amount of common shares to be sold in the proposed offering at the initial public offering price. The Company and Citigroup Global Markets Inc. believe that this amount represents an amount which is (1) sufficient to allow the Company to make available a limited number of shares to such individuals and (2) customary in transactions of this type. Although the Company has not determined the final number of persons it would like to invite to participate in the directed share program, the Company currently expects to invite certain friends and family members, suppliers, vendors and business associates. The Company intends to distribute the directed share program materials to potential purchasers once the preliminary prospectus is printed.

        The directed share program materials will include a Lock-Up Agreement requiring each purchaser in the directed share program to agree that for a period of 60 days from the date of the prospectus, such purchaser will not, without prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of its common stock purchased in the directed share program. Each purchaser will be required to sign the Lock-Up Agreement and submit it to Citigroup Global Markets Inc. The purchasers in the directed share program will be subject to substantially the same form of Lock-Up Agreement as the Company's officers, directors and major shareholders. However, the Lock-Up Agreement for the directed share participants will also contain the additional following language:

        "The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors, and assigns. The undersigned further understands that his or her Lock-Up Agreement does not constitute an obligation on the part of the undersigned to purchase any shares of Common Stock or any agreement by the Underwriters to sell any Securities to the undersigned."

        The Company and Citigroup Global Markets Inc. will work together to operate the directed share program. The Company will allocate shares to investors, and Citigroup Global Markets Inc. will handle the mechanics of distributing the shares.

        Citigroup Global Markets Inc. and the Company will employ the following procedures in making the offering under the directed share program:

•    The Company will deliver by first class mail or by Federal Express or other reputable overnight courier the directed share materials to potential purchasers once the preliminary prospectus is printed.

•    If the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax or deliver (a registered representative of Citigroup Global Markets Inc. will be at the Company's executive offices on specified dates to accept such delivery) the Indication of Interest ("IOI") Form, the IPO Questionnaire (which requests from participants who are not employees of the Company information needed to comply with the Voluntary Initiative and NASD Rule 2790), the New Account Information Form (if the person does not already have an account with Citigroup Global Markets Inc.), the Form W-9, the Lock-Up Agreement and the Conflict Clearance Letter so that they are received by Citigroup Global Markets Inc. on a specified date.

•    When the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program. Citigroup Global Markets Inc. will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person's continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, they intend to purchase and the person's account number.

•    Citigroup Global Markets Inc. will send each person who, when the offering was priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

•    Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by Citigroup Global Markets Inc. by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If Citigroup Global Markets Inc. does not receive the potential purchaser's payment by the settlement date then Citigroup will notify the Company of the same and Citigroup will then sell such shares into the open market.

•    The Company also intends to allow participants based in the United States to participate through a website maintained by Citigroup Global Markets Inc. The website is designed with specific encryption to make available to invited participants electronic versions of the preliminary prospectus, the IPO Questionnaire, the New Account Information Form , the Form W-9, the Lock-Up Agreement and the Conflict Clearance Letter. Participants may also use the website to complete the IPO Questionnaire, to place an IOI and to confirm whether they want to purchase any of the shares that the Company may allocate to those participants who previously submitted an IOI by the IOI deadline.

        The Company and Citigroup Global Markets Inc. currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The directed share program materials that the Company intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:

•    a cover letter to potential purchasers from Citigroup Global Markets Inc., the administrative agent;

•    a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

•    an Indication of Interest Form to be completed by potential purchasers to indicate any interest they may have in purchasing shares in the proposed initial public offering, including the number of shares they may have an interest in purchasing;

•    an IPO Questionnaire to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser, which will be used to help Citigroup Global Markets Inc. determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed share program;

•    a New Account Form to be completed by the potential purchaser in order to allow Citigroup Global Markets Inc. to open an account for the potential purchaser (a potential purchaser must have a Citigroup Global Markets Inc. account in order to participate in the directed share program);

•    a Form W-9 to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup Global Markets Inc. with the potential purchaser's taxpayer identification and certification;

•    a Lock-Up Agreement as described above;

•    a Conflict Clearance Letter, which must be completed for any participant that works for a company that conducts business with or seeks to conduct business with the Company. The Conflict Clearance Letter is completed by an officer of the employer and confirms that an individual's participation in the directed share program does not violate any policies of his employer; and

•    a copy of the preliminary prospectus.

        The Company supplementally advises the Staff that, in connection with the directed share program, no offers were made prior to the filing of the Registration Statement with the Staff, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.

        As described in the directed share program materials attached to this letter, the Company and Citigroup Global Markets Inc. will assure that this directed share program offer is consistent with Section 5 of the Securities Act and Rule 134 by:

•    Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted by Rule 134.

•    Requiring each directed share program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup Global Markets Inc. until the registration statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser's confirmation of his or her intention to purchase shares is given after the effective date of the registration statement.

•    Providing that a potential purchaser's submission of a completed Indication of Interest form involves no obligation or commitment of any kind, and by completing the Indication of Interest form, the person is not binding himself or herself to purchase any shares.

•    If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the shares.

Response to Previous Comment 3

        The Staff previously made the following comment regarding the Company's Registration Statement on Form S-1 initially filed with the Commission on September 3, 2004.

3.
Prior to printing and distributing your preliminary prospectus, please supplementally provide us with copies of the graphics or artwork that you intend to use in your prospectus. We may have comments after reviewing those materials.

        When Amendment No. 1 to the Registration Statement on Form S-1 was filed, the Company was still in the process of determining the graphics and artwork that it intends to use in the Prospectus. The Company has supplementally provided the Staff with copies of, and has filed with Amendment No. 2, the graphics and artwork that it intends to use in the Prospectus.

Response to Previous Comment 4

        The Staff previously made the following comment regarding the Company's Registration Statement on Form S-1 initially filed with the Commission on September 3, 2004.

4.
We note in various places that you cite supporting third party sources for your disclosure and in other places you provide various statistics but do not provide a supporting source. For example we note statistics relating the number of visitors traveling to Las Vegas under the heading "The Las Vegas Market" on page 7 that you attribute to the Las Vegas Convention and Visitors Authority and still other statements in the final carry-over paragraph on page 3 that Macau had $3.6 billion in gaming revenue in 2003 and that there were 1.1 million visits to Macau in 2003, for which you do not provide a source. Please supplementally provide us with copies of all supporting materials cited in your registration statement. Please highlight or otherwise indicate the portions of those materials that support your disclosure. In addition, please tell us whether each of these reports or sources was publicly available or whether it was commissioned by you. If such sources are not publicly available, please revise to file a consent as required by Rule 436 of Regulation C. Finally, please provide source information for all statistics cited in your registration statement.

        Certain statistics in Amendment No. 1 to the Registration Statement on Form S-1 have been updated, and filed with Amendment No. 2. The Company has supplementally provided the Staff with copies of supplemental source information for all updated statistics cited in Amendment No. 2.

* * * *

        The Company would like to commence a road show for the offering in late November. If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3076 or John C. Kennedy at (212) 373-3025.

Sincerely,
/s/ Valérie M. Demont
Valérie M. Demont

cc:	Scott D. Henry Frederick H. Kraus Harry D. Miltenberger John B. Page John C. Kennedy